Exhibit 99.2

Seacoast Banking Corporation of Florida

Transcript of Third Quarter 2003 Earnings Release Conference Call

October 16, 2003

<Conference Call>
<Confirmation Number: 3851538>

<Date: October 16, 2003>
<Time: 9:00 a.m. EST>
<Header: Seacoast Banking Corporation of Florida>
<Host: Dennis Hudson IIII>

<Length of Call: 60:00>

OPERATOR:  Good day, ladies and gentlemen, and welcome to the Seacoast Banking Corporation’s third quarter earnings release conference call.  At this time all participants are in a listen-only mode.  Later we will conduct a question-and-answer session and instructions will follow at that time.  If anyone should require assistance during the conference, please press star, then zero, on your touch-tone telephone.  As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Mr. Dennis Hudson, Chief Executive Officer of Seacoast Banking Corporation.

Mr. Hudson, you may begin.

DENNIS HUDSON III, CHIEF EXECUTIVE OFFICER, SEACOAST BANKING CORPORATION:  Thank you very much.

First of all I’d like to introduce the other participants in the room here.  We have Doug Gilbert, our Chief Operating Officer.  Doug is also President of our bank subsidiary.  And also with us today is Bill Hahl, our Chief Financial Officer.

Yesterday we reported earnings for the quarter of $3.4 million or 22 cents per share.  Our results this quarter were comparable to the results produced last quarter, this despite the quarter being our most seasonally challenging quarter.

We’re very pleased with our progress, particularly the continued growth in revenues from our fee businesses, as well as growth in the balance sheet.

During last quarter’s conference call we stated that we anticipated overall loan growth to re-emerge later in the year.  I’m pleased to report that this is, indeed, happening and, in fact, is happening even earlier than we anticipated.  Loan balances grew by an annualized 7.8 percent in the quarter, with strong performance in the commercial and commercial real estate area.  And increases in interest rates that began to occur late last quarter have begun to significantly slow loan prepayments.

We expect these factors, when combined with continued solid growth in consumer loans and the resumption of modest growth in our residential portfolio, will contribute to continued overall loan growth from here on out.

Solid growth in core deposit funding continued during the quarter.  Total deposits grew by over seven percent year-over-year, with double-digit growth in low-cost and no-cost deposits, and negative growth in higher cost time deposits.  Demand deposits now total almost 20 percent of total deposits.

All of this, the completion of the re-mixing of our loan portfolio to emphasize higher yielding asset classes and steady continued growth in relationship based core deposit funding, should now begin to produce solid overall balance sheet growth.  Moreover, every dollar of that growth is being produced by expansion of existing relationships and acquisition of new relationships.

As you know, we recently entered the Palm Beach County market and I think our success there, in just a few months, speaks to the talent of our people and their ability to execute on our customer-focused relationship promise.

Now I’m going to turn the call over to Bill Hahl, who will further review our results for the quarter.

WILLIAM R. HAHL, CHIEF FINANCIAL OFFICER, SEACOAST BANKING CORPORATION:  Thanks, Denny.

Let’s begin with discussing loan production for the first nine months and in the third quarter, the highlights related to the quarter, and year-to-date increases in non-interest income, before concluding with comments on deposit growth and the margin.

Commercial lending originations, primarily commercial real estate, continue to improve and totaled approximately $131 million for the first nine months.  This is very significant, given our loan restructuring strategy, and is a great improvement over 2002 where a total of $83 million was originated for the entire year.  The expansion into Palm Beach County has added over $45 million to loans outstanding at September 30, with $20 million of this increase occurring in the third quarter.  Commercial and commercial real estate outstandings have increased a total of $40 million for the year or 13.6 percent.

I ask you to refer to the slide regarding our loans outstanding that we posted on our website for this conference call.  Our strategy to reduce the relative size of our residential loan portfolio and increase the size of our commercial and consumer loan portfolios, as well as the historical low interest rates, initially resulted in declines in loans outstanding for the years 2001 and 2002.

However, with a steeper yield curve slowing loan prepayments, the successful expansion this year into Palm Beach County, and the continued growth in the company’s existing markets, loan growth resumed in the third quarter 2003 at the annualized rate of 7.8 percent.  Further, we believe the current rate of growth should accelerate going forward to double digits over the next 12 months.

Mortgage bank originations were again solid for the quarter with production of $55 million versus $68 million in the second quarter.  This quarter’s production and year-to-date results all were originated within the company’s footprint with over 30 percent of the originations from our branches.  We have the best branch coverage of any competitor on the Treasure Coast and, in addition to mortgage loans, the branches originate direct consumer loans.  Consumer loans increased nearly six percent annualized during the third quarter.

Moving to the highlights for non-interest income, the improved year-over-year non-interest income growth was aided by increases in fee-based businesses, increased customer base and market expansion.  Noninterest income now represents over 30 percent of total revenues, up from 25 percent a year ago.

Mortgage banking revenues for the quarter totaled $1.1 million or 74.3 percent greater than the prior year third quarter, and year-to-date are up $1.9 million over the first nine months of 2002.  The expansion into Palm Beach County has assisted in expanding these revenues as well as the favorable interest rate environment and broader more competitive product offerings.  The company intends to open three more Palm Beach locations in 2004 and 2005 to further enhance its lending capabilities.

The company’s marine finance division, which we started in year 2000 in Fort Lauderdale to leverage off our 30-year history of making marine loans in our local markets, is primarily a fee-based business with loan production personnel in Florida and California.  Fee income generated from the sale of non-recourse marine loans totaled $903,000 for the quarter, a slight increase over the second quarter total of $859,000.  This business has benefited from market expansion as a result of some companies exiting this business.  For the first nine months of 2003, $144 million in loans have been originated, compared to $92 million for all of 2002.  We do portfolio in market marine loans and currently have approximately $20 million outstanding at quarter end.

Key to our long-term profitability is growing our affluent customer base on the Treasure Coast and our broad assortment of wealth management products and services.  Revenues generated from trust and investment management services in the third quarter were impacted by market volatility as well as seasonality.  Third quarter results were off $140,000 from the year-earlier third quarter.  However, these services remain an important part of our strategy, and when the economy does improve, we believe these revenues should grow into the high single digits as they did during the more favorable period of 1999 to 2000.

My next comments will be about deposit growth over the past 12 months and the positive change in mix that has occurred.  Please refer to the slide included on our website for this call.  A positive result of long-term SuperCommunity bank strategy is the company’s success at maintaining and growing low-cost funding relationships.  Deposit growth for the past 12 months totaled $74 million or 7.4 percent, with nearly $34 million or an increase of 18.9 percent in non-interest-bearing deposits, as well as an increase of 62 million or 13.5 percent in low-cost NOW and savings deposits.

Deposit growth included the addition of $6 million in deposits in Palm Beach County in the third quarter.  Deposits in Palm Beach County totaled $21 million at the end of the quarter, with all but $5.4 million in DDA, NOW and savings.

Third quarter margin results were impacted by low interest rates and high prepayments of loans and investment securities collateralized by residential mortgages.  The approximate 100-basis-point-plus increase in yield in June 2003 has resulted in a significant reduction in loan and investment prepayments beginning in September 2003 and should result in an expansion of the company’s net interest margin going forward.

Continued loan growth over the remainder of 2003 together with a reduction in the loan prepayments, when simulated in our ALCO model, suggests an expansion of the company’s net interest margin in the range of 20 to 25 basis points in the fourth quarter.

As Denny indicated at the beginning of the call, we believe our strategies are aligned with promoting long-term increases in shareholder value driven by more businesses and households served, balance sheet growth while maintaining superior asset quality, and expanded fee-based revenues.

HUDSON:  Thanks, Bill.

You know, in spite of some remarkable accomplishments, we have indeed been challenged this past year with some rather significant margin compression.  While many in the industry have likewise seen a declining net interest margin over the past year, ours has been further impacted by our decision in late 2001 to virtually cease the booking of any long-term, fixed-rate residential credit into our portfolio.  In fact, I would suggest that those companies who have reported improved margins over the past year have done so entirely due to their continued booking of very long duration assets.  As a result, we believe we’re in a strong position to benefit from the current interest rate environment, and more importantly, we’re well positioned for any volatility in rates that may occur over the long term.

In last quarter’s call, I stated that we were beginning to see signs that the rapid liquidation of our residential portfolio was beginning to moderate and that we might see a return to balance sheet growth later this year or early in 2004.  We stated on that call that we weren’t quite sure when this would occur, but we were sure that it would occur.  Well, we think we’ve reached that inflection point this quarter, in fact.

Recall that prior to this quarter, in fact for the nine consecutive prior quarters, while we have seen great growth in commercial and consumer loans, we have reported overall negative growth in total loans.  With the return of overall loan growth, we believe we can now shift our expectations to expanding net interest income through both an expansion of the balance sheet and an expansion of the net interest margin.

Now I’d like to open the floor to any questions anybody has and if the moderator could please help us out here.

OPERATOR:  Thank you.

If you have a question at this time, please press the one key on your touch-tone telephone.  If your question has been answered or you wish to remove yourself from the queue, please press the pound key.

Once again, ladies and gentlemen, if you’d like to ask a question at this time, please press one on your touch-tone telephone.  One moment for questions.

Our first question comes from the line of Arielle Whitman of Sandler O’Neill.

Your line is open.

ARIELLE WHITMAN, SANDLER O’NEILL:  Hi, good morning, guys. Great job; very impressive quarter.

I was wondering, Denny or Bill, if you could expand on the language in the release which was extremely positive in terms of margin expansion next quarter.  And I’m wondering if you could expand on your thoughts with respect to that?

HUDSON:  Well, I think you know, and we’ve stated, that we’ve been hampered by negative loan growth …

WHITMAN:  Yes.

HUDSON:  … for quite some time.  It’s been offset by some tremendous growth in fee-business revenues …

WHITMAN:  Yes.

HUDSON:  … for all the reasons that we’ve been talking about the last couple of years.  We now think the margin has the potential to increase over the next several quarters due to the return of loan growth.  That’s predicated on continued good volumes as we’ve been reporting the last few quarters.  Again, looking out over the next quarter, we think that’s doable.  But I think the dynamics of the balance sheet have been transformed over the last 18 months or so, and they will continue to be transformed going forward, and that’s potentially very positive for the margin, again, assuming we continue to have good volumes and assuming that our strategy – our market extension – continues to work as well as it has been working.  I guess we’re feeling increasingly confident that it is working and, therefore, we’ve actually made some forward statements that we believe make some sense.

WHITMAN:  OK.  Thank you.

HUDSON:  Thank you.

OPERATOR:  Thank you.

Our next question comes from the line of David Honald of KBW.

Your line is open.

DAVID HONALD, KBW:  Good morning.

HUDSON:  Morning, David.

HONALD:  Do you think you could expand a bit on the commercial real estate growth you’ve been experiencing, which markets that’s coming out of?  And then just as a follow-up to the margin issue, do you think you could talk about your securities portfolio strategy that’s baked into your expectations for an improving margin.  Will the portfolio stay the same size, increase, decrease and that kind of thing?  Thanks.

HUDSON: Doug, I don’t know if you wanted to make a comment on the commercial growth.  I mean, it’s been across markets.

DOUGLAS GILBERT, CHIEF OPERATING OFFICER, SEACOAST BANKING CORPORATION:  Absolutely, it’s been across all markets, but we’ve had some real help from our expansion into Palm Beach County and all of our markets have been relatively strong from the commercial real estate and commercial standpoint.  But, again, a big pick-up from Palm Beach County, which we are pleased with and it’s leading, if not exceeding, our expectations in that market.

The pipeline, especially in Palm Beach County, is very encouraging.  So the volume – it all depends on the economy – but it appears the volumes will continue when you look at our pipeline.

HUDSON:  I’d remind everybody that, in our past releases and discussions and some of our presentations, we’ve mentioned that there has been some turmoil in the Palm Beach County market with the recent sales that have occurred over the last 12 months.  It’s been helpful to us to take advantage of some of that turmoil.  Although we’ve also been, I think, pretty effective in going after the “large and clumsy” national competitors that are there as well, and that continues throughout the footprint and throughout the market.

So I think Doug is right – the market extension was a big part of this transformation in the loan portfolio.  It was planned from the beginning as a vital component to the whole transformation that we’ve been undergoing the last couple of years.  But let’s not overlook the fact that we continue to have very positive results in our historical markets here in the fast-growing Treasure Coast.

Bill, did you want to address the second part of David’s question regarding the margin and our investment portfolio?

HAHL:   Yes.  The investment portfolio – we don’t see it growing significantly going forward, and the yield on that portfolio is improving, as the amount of prepayments has begun to decline.  We saw a significant improvement in the yield in the month of September with a slowdown in prepayment activity, and going forward we think there’s more expansion in that.  We came in at about a 2.58 for the quarter, and we see the yield on the portfolio going north of three percent over the next couple of quarters.

So, it’s a short portfolio – the average duration is about 2.2 years and doesn’t really extend if interest rates begin to rise.  It also has sort of “cooked in the books” – no matter what happens in terms of interest rates, about $100 million in prepayments will come in over the next twelve months – well over 2004 slightly more than that – if you look over the next 12 months, it will probably be close to $150 million going from the third quarter forward.

Does that answer your questions, David?

HONALD:  Yes, thank you.

HAHL:  OK.

OPERATOR:  Thank you.

Our next question comes from the line of Kelly Hinkle of McConnell Budd.

Your line is open.

KELLY HINKLE, MCCONNELL BUDD:  Hi, guys.

HAHL:  Hi, Kelly.

HUDSON:  Good morning, Kelly.

HINKLE:  I was wondering if you can comment on why other companies are leaving the marine lending business?

GILBERT:  Well, that’s very tough.  There’s only been a few of them who have exited.  But, as you know, it’s a very cyclical business and it’s a very tough business to keep the proper personnel in.  It takes a tremendous amount of expertise to be successful in that business.  And we stated before that we’re very lucky that we have probably two of the best people in the country running that business for us.  So it’s just a very tough business.

HUDSON:  I don’t know if it was exiting the business as much as it was kind of rationalizing their strategy.  There were opportunities that we took advantage of over the last several years related to acquisitions that occurred over a period of time.  These were very small businesses that, through acquisitions of other banks, ended up part of very, very large players, specifically Bank of America and Wachovia.  And I think the contributions those businesses were making to those companies were beyond inconsequential.  They were very, very small and it probably was something that very definitely made sense for them.  I don’t know that it was driven by performance problems as much as it was driven by strategic thinking.  And I think for us, being a little quicker and a little more nimble, – and again, as Doug said, with some great people in those businesses who have been at it for a very long period of time and have a lot of experience – I think it made sense – for them and for us.

HINKLE:  All right, that explains it.  Thank you.

HUDSON:  Thank you.

OPERATOR:  Thank you.

Our next question comes from the line of John Pandtle of Raymond James.

Your line is open.

JOHN PANDTLE, RAYMOND JAMES:  Thank you and good morning.

HUDSON:  Good morning.

HAHL:  Morning.

PANDTLE:  I was wondering if we could drill down a little more on the issue of the balance sheet and funding over the next 12 months?  Expecting this up-tick in loan growth, Bill, I was a little surprised to hear you say that the investment securities would not increase.  I would think maybe they would decline.  Do you have any intention of funding better loan growth, you know, through run off in the investment securities portfolio?

And then also on the margin as a separate question, could you update us on the maturity schedule of your CD book?

HAHL:  CDs, as Denny has mentioned, over the last couple of years, we’ve allowed negative growth in that category.  In terms of maturities, the CD portfolio right now is probably 80 percent less than a year.  It’s definitely run down and what we’ve been able to maintain and retain through our relationship strategies has been the shorter CDs at this point.  So the funding on CDs is relatively short.

Does that answer your question, John?

PANDTLE:  Oh, I guess I’m wondering if there is an opportunity to incrementally drive your costs down?

HAHL:  No, not significantly going forward.  The add-on rate has been around like 120 – but like I said, a lot of that is three to six months, and less than a year CDs.  That’s why it’s important that we’ve significantly grown core deposits and lower cost deposits over this period of time – and we see that continuing because of the great footprint that we have, the amount of branches that we have, and our convenience factor.

And as Denny said, in Palm Beach County it’s going against the – what did you say it was, the slow and clumsy?

HUDSON:  Yes.  Large and clumsy I believe.

HAHL:  Large and clumsy, that’s it.

HUDSON:  Your question on the investment portfolio – I think Bill mentioned that we did not expect to see growth in the investment portfolio due to our earlier conversation on loan growth.  And you’re absolutely right, if, indeed, we continue to have some decent loan growth, that could potentially drive the size of that investment portfolio down.  But remember, over the next few quarters we move into a positive seasonal impact where we should have some seasonal deposit growth …

PANDTLE:  Right.

HUDSON:  … as well as the secular growth we’ve been seeing over the last year or so.

So we may not see it grow but it’s unlikely to decline, I guess I would say, over the next couple of quarters anyway. Bill?

HAHL:  Sure.

PANDTLE:  OK, great.  Thank you.

HUDSON:  Thank you.

OPERATOR:  Thank you.

Our next question comes from the line of Gary Tenner of SunTrust Robinson Humphrey.

Your line is open.

GARY TENNER, SUNTRUST ROBINSON HUMPHREY:  Thanks.  My questions have largely been answered.  Just wanted to see if you could comment on the size of your trust assets at quarter-end versus the end of the second quarter?

HUDSON:  The assets were up slightly due to the market and continue feed from the pipeline.  But it’s been a real challenging year for trust and investment management; revenues, as you heard earlier, are off and so forth.  Again, we’re beginning to see some positive signs in terms of those balances turning back positive again due to some decent growth in new business and due to market improvement on the equity side.

I think our equity performance year-to-date is slightly beating some of the market indexes.  I think the accounts that we follow very carefully on the equity side are up a little over 15 percent year-to-year – or year-to-date this year.

But we’re beginning to see some positive signs.  I don’t know that we’re ready to say everybody’s got their wits back about them now and are pouring in, but we’re seeing some definite positive signs.

TENNER:  OK.  So in terms of the trust assets, you said they were up slightly at the end of the third quarter versus the end of the second quarter?

HUDSON:  Yes.  They currently stand at roughly $200 million.

TENNER:  OK.

HUDSON:  And, of course, you know, that in addition to that, we have our brokerage company…

TENNER:  Right.

HUDSON:  … and the client assets held there.  And again, we’re beginning to see some signs of positive growth there, but it’s been a very challenging couple of years.

TENNER:  OK.  Thank you.

OPERATOR:  Thank you.

Again, ladies and gentlemen, if you’d like to ask a question, please press one at this time.

We have a follow-up question from the line of David Honald of KBW.

Your line is open.

HONALD:  Yes.  I’ve just got a quick follow-up for Bill.  In terms of the margin outlook that you have for the near term, what sort of shape and level of the yield curve have you baked into the simulation model?

HAHL:  Really we’re at that right now, David.  We’ve not really changed it.  It’s been up and down, as you know, since June – we mentioned approximately 100 basis points of steepening.  I think that’s pretty accurate even today – a few weeks back it wasn’t.  But that’s essentially where we are.

What we’ve seen in terms of the reaction – it took a couple of months to see a slowdown in the prepayments in our own residential portfolio as well as the investments – the hangover from the lower interest rates and the re-fis that were in the pipeline got carried out.  But [there was] significant slowdown in September.  So far, it looks like that will continue in October, at least on the investment side.

Does that answer your question about …

HONALD:  Thanks, it does, yes.

OPERATOR:  Thank you.

Our next question comes from the line of David Barr of Fig Partners.

The line is open.

DAVID PARR, FIG PARTNERS:  Hi, guys, great quarter.

HUDSON:  Thank you.

PARR:  Just wondering if you could talk a little bit about your branching strategy and if acquisitions make sense?

HUDSON:  Again, we’ve previously discussed our entry into Palm Beach County, that’s where we’ve been branching recently.  We opened two full-service branch offices in February or so of this year.  I would say they were up and running strongly with a full group of professionals later in the year.  We also opened earlier than that a small loan production office that is technically a branch but ultimately will be folded into some newer branches we’re opening.

Going forward, as Bill stated earlier, we have three additional offices that will be opening beginning late in the third quarter of next year and then they’ll layer in over the ensuing 12 months.  We think two will be open later next year, and then one, hopefully, early in ’05.   They’re all very significant and visible locations, we think, in Palm Beach County.

We’ve also focused our brick-and-mortar expansion in Palm Beach County in the north end of the market.  The north end of that market is very, very fast growing and we think has a population base that is very likely to enjoy banking with our SuperCommunity banking strategy.  So we’re really focusing very acutely on the fast-growing north end of the market – that’s where all the recent growth is occurring in Palm Beach County.  And, yet, we’re executing a commercial strategy deeper into Palm Beach County.  We’re offering deposit pick-up services deeper into Palm Beach County.  And over time, we may look at other opportunities there.

In terms of acquisitions, again, it’s not something that we’ve been able to make sense of at this point.  We’re very interested in not only adding earnings accretion, if we did an acquisition, but also have it be a good strategic fit, and to date, nothing has made sense.  There are very few community banks left in Palm Beach County today.  The few that are there are very, very small and many of them have very unusual operating strategies that they’re executing at the moment that, again, we don’t think make a lot of sense for us.  So we don’t have any great plans for acquisitions.

Therefore, we’re looking at de novo entry deeper into Palm Beach County as we go through time.  And we think that will really build fundamental value.  It will also assist us in maintaining our credit culture and credit quality as we go forward with loan production in Palm Beach County.

So, I rambled on a little bit there, but that kind of gives you a background as to what our current thinking is.

You know, we’ve built a franchise here in the Treasure Coast that is very logical and very powerful.  We have tremendous deep penetration within the franchise on the order of 25 percent or so of market share throughout the Treasure Coast, a very significant position.  We’re right on top of Wachovia in terms of dollar size here in the Treasure Coast.  We’re by far one of the larger organizations here and in our oldest market we have an even greater penetration.  Again, we don’t want to dilute the tremendous value we’ve created here, and so we’re being very careful about our geographic expansion in to Palm Beach County to make sure it’s likewise very logical and will build, over the long term, a very deep penetrating position, particularly in the fast-growing north end of the market.

Also, let me point out that there’s been some local news here in the Palm Beach County market over the last few weeks with the announcement that the Scripts Foundation, a big research foundation headquartered in La Hoya, California, is opening their first branch in northern Palm Beach County.  And it’s a very significant development for the state of Florida with very significant growth and very high-income jobs that will impact northern Palm Beach County, something you’ll probably be hearing more about.

GILBERT:  If I could add to what Denny said – we continue to keep our eyes open and continue to look at any possible acquisitions, whether it be in Palm Beach County or elsewhere that, as Denny said, make sense strategically and that fit within our culture.  So we’re not discounting acquisitions.  We continue to look.  They’re just very difficult to find.

HUDSON:  Right.

OPERATOR:  Again, ladies and gentlemen, if you’d like to ask a question, please press one at this time.

Our next question comes from the line of Ross Haberman of Haberman Funds.

Your line is open.

ROSS HABERMAN, HABERMAN FUNDS:  How are you, gentlemen?  Nice quarter.

Could you just review your de novo plans for this coming fiscal year?  Where and how many do you plan to open?

HUDSON:  Yes, I think we just reviewed that, but essentially what we said is we’re looking at three additional offices.  Two of those will be opened in late 2004 and one of them will be opened sometime in 2005, hopefully in the first half of 2005.

HABERMAN:  And those will all be within the Palm Beach metro area?

HUDSON:  Yes, they’ll be in the Palm Beach County, in the northern part of the county.  They are in communities known as Jupiter, Tequesta, and for any of you that are familiar with the market, they’re all concentrated in the Palm Beach Gardens area and north.

Specifically the three offices will be located on major east-west corridors that connect I-95 and U.S. 1, in particular those are North Lake Boulevard, PGA Boulevard, and Indiantown Road in Jupiter.  They will compliment the existing two full-service offices that are currently open and those are both located on U.S. 1.

HABERMAN:  And could you give us an update on how some of the existing de novos, which you’ve opened up in the last year, have been coming along in terms of generating deposits, and what your breakeven expectations are there?

HAHL:  Sure, currently, as we’ve indicated in the previous comments, the branches as well as the loan production office have added $45 million in loans outstanding and a total of about $20 million in deposits – and that doesn’t include the mortgage banking revenues that has come out of Palm Beach County.  As Denny mentioned, that was layered on later than February, more like later in …

HUDSON:  June.

HAHL:  … later in June.

So with the fees coming out of Palm Beach County coupled with the current structure of loans, [which total] $45 million, and the $20 million in very low cost deposits – as I mentioned, only about $5.4 million is time and the rest is lower cost deposits –on a fully allocated basis, we are nearing breakeven in the month of September – very, very close, and that’s fully allocating expenses.  Right now, on a direct basis, they are beyond breakeven.

HABERMAN:  OK, thank you.

HAHL:  OK.

OPERATOR:  This concludes the question-and-answer session.

Mr. Hudson, I would now like to turn the conference back to you.

HUDSON:  Well, thank you very much, we appreciate your attendance today.  And as always, don’t hesitate to give any of the three of us a phone call if you have further questions.  Thank you very, very much and we look forward to reporting on our year-end results in January.

OPERATOR:  Ladies and gentlemen, this concludes today’s conference.  Thank you for your participation.  You may now disconnect and have a good day.

END